PARDUS EUROPEAN SPECIAL OPPORTUNITIES MASTER FUND L.P.
                         PARDUS CAPITAL MANAGEMENT L.P.
                          PARDUS CAPITAL MANAGEMENT LLC
                               KARIM SAMII, ET AL
           1001 AVENUE OF THE AMERICAS, SUITE 1100, NEW YORK, NY 10018


                                                December 22, 2005

VIA EDGAR

Mr. Michael Pressman
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporate Finance
Washington D.C.  20549

     RE:    BALLY TOTAL FITNESS HOLDING CORPORATION
            PRRN 14A FILED DECEMBER 9, 2005
            SOLICITING MATERIAL FILED PURSUANT TO RULE 14A-12 ON
            DECEMBER 8, 2005 BY PARDUS CAPITAL MANAGEMENT L.P. ET AL ("PARDUS") FILE NO. 1-13997

Dear Mr. Pressman:

            The following are the responses of Pardus European Special Opportunities Master Fund L.P., Pardus Capital Management L.P., Pardus Capital Management LLC, Karim Samii, ET AL (collectively, the "PARTICPANTS") to comments received from the Staff (the "STAFF") of the Securities Exchange Commission (the "COMMISSION") in a letter from you, dated December 21, 2005 (the "COMMENT LETTER"), with respect to Participants' Schedule 14A (Amendment No. 1) filed on December 9, 2005, amending the Schedule 14A originally filed with the Commission on December 5, 2005, relating to Bally Total Fitness Holding Corporation, a Delaware corporation (the "COMPANY"). The discussion below is presented in the order of the numbered comments in the Comment Letter.

BACKGROUND TO THE SOLICITATION, PAGE 8

1. We note your statement that "Pardus has always focused on a single goal - selecting a group of nominees who would each represent the best interests of ALL stockholders." Please reconcile that disclosure with the statements in your Schedule 13D filed October 6, 2005 that you may "seek to cause the Company to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in a business transaction." In that regard, we note that the company, in its proxy materials, has indicated that Pardus has approached the company to discuss potential business transactions.

Bally Total Fitness Holding Corporation
December 22, 2005
Page 2



            RESPONSE TO COMMENT 1

            We have revised Amendment 1 to delete the statement "Pardus has always focused on a single goal - selecting a group of nominees who would each represent the best interests of ALL stockholders." Although we have indicated that we might be interested in making a proposal for an acquisition or other transaction as part of any sale process undertaken by the Company, we have no such plan or proposal at this time. As the largest stockholder of the Company, though, we would welcome any acquisition proposal or alternative transaction that results in the highest value reasonably available for the Company's Common Stock. In connection with their efforts to maximize stockholder value, the Pardus Nominees have informed us that they would, if elected, consider all viable proposals submitted by any bidder, and any viable alternative transaction that would be superior to the Company's stockholders from a financial point of view. We have revised Amendment No. 2 accordingly. See page 11 of Amendment No. 2.

2. We refer to the first bullet point on page 12. Please expand your disclosure to explain why you believe the relationship between Mr. Toback's rise in management position and the decrease in stock price is causal. In that regard, we note that during the periods discussed, greater than two-thirds of the value was lost prior to Mr. Toback becoming president and chief executive officer.

            RESPONSE TO COMMENT 2

            We have revised Amendment 1 to eliminate statements relating to any relationship between Mr. Toback's rise in management and the decrease in the Company's stock price.

3. We refer to the last bullet point on page 12. Please expand your disclosure to explain why the sale of securities by certain executive officers supports the belief that management is planning to be part of a potential bidding group for the Company's assets.

            RESPONSE TO COMMENT 3

            The statement has been deleted.

OTHER INFORMATION ABOUT THE DIRECTOR NOMINEES AND PARDUS

4. We note that each of the Pardus Nominees has executed a written consent agreeing to be a nominee for election as a director. Revise to indicate, if true, that each of the Pardus Nominees has consented to being named in the proxy statement. Refer to Rule 14a-4(d).

Bally Total Fitness Holding Corporation
December 22, 2005
Page 3



            RESPONSE TO COMMENT 4

            We confirm that each of the Pardus Nominees has consented to being named in the proxy statement and we have revised Amendment 1 as requested.

ACKNOWLEDGEMENTS

            The Participants will make conforming changes to future Schedule 14A filings to reflect these comments.

            The Participants acknowledge that:

            (i) they are responsible for the adequacy and accuracy of the disclosure in the filing;

            (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            (iii) the Participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * * *

           If you have any questions concerning the above responses, please do not hesitate to contact Jeffrey D. Marell at (212) 373-3105.


                                     Sincerely,

                                        PARDUS EUROPEAN SPECIAL OPPORTUNITIES
                                        MASTER FUND L.P.

                                        By:  Pardus Capital Management LP,
                                             its Investment Manager

                                        By:  Pardus Capital Management LLC,
                                             its general partner


                                        By:  /s/ Karim Samii
                                             -----------------------------
                                             Name:  Karim Samii
                                             Title: Sole Member



                                        PARDUS CAPITAL MANAGEMENT L.P.

                                        By:  Pardus Capital Management LLC,
                                             its general partner


                                        By:  /s/ Karim Samii
                                             -----------------------------
                                             Name:  Karim Samii
                                             Title: Sole Member



                                        PARDUS CAPITAL MANAGEMENT LLC


                                        By:  /s/ Karim Samii
                                             -----------------------------
                                             Name:  Karim Samii
                                             Title: Sole Member



                                        /s/ Karim Samii
                                        ----------------------------
                                        Karim Samii